FORM N-8A


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(A) OF THE
                         INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

         Name:        MILLINGTON UNIT INVESTMENT TRUSTS

         Address of Principal Business Office
         (No. & Street, City, State Zip Code):

                      222 South Mill Street
                      Naperville, Illinois 60540

         Telephone Number (including area code):  (630) 922-7900

         Name and address of agent for service of process:

                      Charles G. Millington, President
                      222 South Mill Street
                      Naperville, Illinois 60540

         Check appropriate box:

         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A.

                             YES   [ ]                 NO   [X]

                                OTHER INFORMATION

       ITEM 1.    Exact Name of Registrant

                  Millington Unit Investment Trusts

       ITEM 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

                  State of New York

       ITEM 3.    Form of organization of registrant.

                  Trust

       ITEM 4.    Classification of registrant

                  Unit Investment Trust

       ITEM 5. If registrant is a management company: (a) state whether registrant is a "closed-end" company or an "open-end" company; (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company.

                  Not Applicable

       ITEM 6.    Name and address of each investment adviser of registrant.

                  None

       ITEM 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

                  Not Applicable

       ITEM 8. If registrant is an unincorporated investment company not having a board of directors:

           (a)    state the name and address of each sponsor of registrant;

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                  Millington Securities, Inc.
                  222 South Mill Street
                  Naperville, Illinois 60540

           (b) state the name and address of each officer and director of each sponsor of registrant;

                  Directors:
                  Charles G. Millington
                  222 South Mill Street
                  Naperville, Illinois 60540

                  Officers:
                  Charles G. Millington, President
                  222 South Mill Street
                  Naperville, Illinois 60540

                  Regina A. Millington, Secretary
                  222 South Mill Street
                  Naperville, Illinois 60540

           (c) state the name and address of each trustee and each custodian of registrant.

                  The Bank of New York Mellon
                  2 Hanson Place, 12th Floor
                  Brooklyn, New York 11217

      ITEM 9.

           (a) State whether registrant is currently issuing and offering its securities directly to the public.

                  No

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

           (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

                  Not Applicable

           (c) If the answer to Item 9(a) is "no" and the answer to item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities.

                  Yes

           (d) State whether registrant has any securities currently issued and outstanding.

                  No

           (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

                  Not Applicable

      ITEM 10.    State the current value of registrant's total assets.

                  Not Applicable

      ITEM 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958.

                  No

      ITEM 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its security holders, if any.

                  Not Applicable


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

         Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of New York and State of New York on the 2nd day of October, 2009.

                                             MILLINGTON UNIT INVESTMENT TRUSTS


                                            By: /s/ Charles G. Millington
                                                ------------------------------
                                                Name:  Charles G. Millington
                                                Title:  President


ATTEST:


By: /s/ Regina A. Millington
    --------------------------
    Name: Regina A. Millington
    Title:  Secretary




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